# CAL-STAR INC.

May 31, 2002

02034922

**Securities and Exchange Commission**
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 1 0 2002
WASH. D.C. 184

**FILE #82-2406**

Dear Sir/Madam:

Re: **Cal-Star Inc. (the *"Company"*)**
**News Release**

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

*CAL-STAR INC.*

*"Anton (Tony) J. Drescher"*

Per:
Anton (Tony) J. Drescher,
President/Director

PROCESSED
JUN 2 6 2002
THOMSON
FINANCIAL

/cg
Encl.

6/19

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

**NEWS RELEASE**

# CAL-STAR INC.

(the "Company")
#507, 837 West Hastings Street
Vancouver, BC V6C 3N6
Tel: (604) 685-1017
Fax: (604) 685-5777

**TSX Trading Symbol: CAI**

**May 31, 2002** – The Company wishes to advise that, as part of its reactivation, it has arranged the following:

## 1. Debt Settlement

The Company has arranged to issue an aggregate of 1,272,860 common shares in its capital stock to a director of the Company at a deemed price of $0.10 per share in settlement of its indebtedness to the director in the aggregate amount of $127,286.00.

The proposed issuance of shares for debt is subject to regulatory acceptance.

## 2. Private Placement

The Company has arranged a private placement of up to 5,000,000 units in the capital stock of the Company at a price of $0.10 per unit. Each unit shall consist of one common share and one non-transferable share purchase warrant (the "Warrants"), exercisable for a period of two years from the date of payment for the units, exercisable at a price of $0.12 per share. The common shares issued as part of the units and upon conversion of the Warrants are subject to a 12-month hold period from the date of payment for the units.

The private placement proceeds received by the Company will be used for general working capital and for the acquisition and exploration of mineral properties. The Company is currently investigating various gold properties in Thailand. To date, the Company has not finalized the acquisition of any mineral properties.

The issuance of the private placement units is subject to regulatory acceptance.

## 4. Name Change

The Company intends to seek shareholder approval to approve a special resolution to change the name from Cal-Star Inc. to "Asia-Star Resource Corp" or such other name as the Board of Directors in their absolute discretion may determine and is acceptable to the regulatory authorities

The proposed name change is subject to shareholder approval and regulatory acceptance.

The Annual General Meeting has been convened for July 31, 2002 to ratify and approve the above-mentioned name change and any other items that may require shareholder approval.

Dated at Vancouver, British Columbia this 31st day of May, 2002.

**CAL-STAR INC.**

Per: *"Anton J. Drescher"*

Anton J. Drescher
President

*The TSX Venture Exchange has neither approved nor disapproved the information contained herein.*